U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

                             DOMINION CAPITAL FUND LTD
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   (Last)               (First)                 (Middle)

                            c/o Citco Fund Services
                      3rd Floor, Bahamas Financial Centre
                 Charlotte & Shirley Streets, P.O. Box CB-13136
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                                    (Street)

Nassau                  Bahamas
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

                           LECSTAR CORPORATION (LCST)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

                                   March/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK               3/30/2001      C               5,138,902   A      (1)                     D
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                                                                                      6,767,014(2)   D
====================================================================================================================================

(1) Pursuant to an Agreement and Plan of Merger dated January 5, 20001, and previously approved by a majority of the shareholders of the Issuer, the Issuer automatically converted all outstanding shares of Series F Convertible Preferred Stock on March 30, 2001, into Common Stock. There was no conversion price.

(2) This number reflects a 60 for 1 reverse split, effective as of March 30, 2001 and includes warrants to purchase 272,638 shares of common stock at $1.95 with expiration dates ranging from March 31, 2003 to December 8, 2003 and warrants to purchase 3,126 shares of common stock exercisable at $120.00 with an expiration date of December 23, 2000.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        5)       5)
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
Series F Preferred  $-0-    3/30/2001  M              D      3/30/2001         Common  5,138,902(2)  (1)  -0-       D
 Convertible Stock                                                             Stock
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
Explanation of Responses:

(1) The share of Series F Convertible stock were issued pursuant to an Agreement and Plan of Merger dated January 5, 2001, whereby the shares of Series F Preferred Convertible Stock would automatically convert into a fixed sum of Common Stock upon the effective date of a 60 to 1 reverse stock split of the Issuer's Common Stock. Such reverse stock split became effective on March 30, 2001.

(2) This number reflects a 60 for 1 reverse stock split, effective as of March 30, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

By: DOMINION CAPITAL FUND LTD
/s/ David Sims                                           April 10, 2001
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** Signature of Reporting Person                                  Date
By: David Sims, Its Director

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information continued in this form are not required to respond unless the form displays a currently valid OMB number.


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